ECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-31238

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 11-K Form 20-F ☒ Form 10-Q ☐Form N-SAR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  PART I - REGISTRANT INFORMATION

CATALYST RESOURCE GROUP, INC.

Full Name of Registrant

JEANTEX GROUP, INC.

Former Name if Applicable

17011 Beach Blvd., Suite 1230

Address of Principal Executive Office (Street and Number)

Huntington Beach, California 92647

  City, State and Zip Code

                              PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(A)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(B)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(C)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q for the fiscal quarter ended June 30, 2012, due to the requirement for additional time by the auditors to review its financial information to be included in the referenced Form 10-Q.

   PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Christopher	Dieterich (310) 312-6888
(Name)	(Area Code)(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CATALYST RESOURCE GROUP, INC.

(Name of Registrant Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2012 By: /s/ Henry Fahman

Henry Fahman

Title: Director & Interim President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).